Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated July 10, 2015 relating to the combined balance sheets of the Computer Sciences GS Business of Computer Sciences Corporation as of April 3, 2015 and March 28, 2014, and the related combined statements of operations, comprehensive income, changes in parent equity and cash flows for each of the three fiscal years in the period ended April 3, 2015, (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the allocation of expenses related to certain corporate functions of Corporate Sciences Corporation) appearing in the Prospectus, which is part of this Registration Statement.
We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP
McLean, Virginia
December 9, 2015